Exhibit 99.1

[Translated from the original Hebrew text at Gazit-Globe Ltd.’s request]

October 13, 2016

For the attention of:	For the attention of:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via MAGNA	Via MAGNA

Dear Sirs,

Re: Gazit-Globe Ltd. (the “Company”) – Transaction Report Pursuant to Securities Regulations (Transaction between a Company and its Controlling Shareholder), 2001 and Notice Convening an Annual and Extraordinary General Meeting of the Shareholders

Presented hereunder is a transaction report, pursuant to the Securities Regulations (Transaction between a Company and its Controlling Shareholder), 2001 and pursuant to the Securities Regulations (Periodic and Immediate Reports), 1970, for the approval of a transaction as set forth in section 1.7 below; also presented hereunder is a notice convening an annual and extraordinary general meeting of the shareholders of the Company, which will be convened on Monday, November 21, 2016 at 12 noon at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel, for the purpose pf passing the following resolutions:

1.	The topics on the agenda

1.1.	Approval of the officers compensation policy

1.1.1.	On September 3, 2013, the Company’s general meeting approved the compensation policy for the Company’s officers, which was prescribed in accordance with Section 267A of the Companies Law, 1999 (the “Companies Law”), with said approval being for a period of three years (the “Present Compensation Policy”).

On August 14, 2016 and on October 10, 2016, after having examined the data presented to it, with the assistance of external consultants, and after having deliberated over the considerations mandated by the Companies Law, the Compensation Committee decided to recommend to the Company’s Board of Directors to approve an updated officers compensation policy, and, on October 13, 2016, the Company’s Board of Directors approved the aforesaid compensation policy, according to the text attached as Appendix A of this report (said text has been marked up to show the changes from the Present Compensation Policy), which will be in effect from the date of its approval by the general meeting and for a period of three years (the “Updated Compensation Policy”).

1.1.2.	Within the framework of the meetings of the Compensation Committee and the Board of Directors at which the preparation of the Updated Compensation Policy was discussed, various data were presented that assisted the drafting process, including: (1) the Present Compensation Policy’s terms; (2) the present compensation terms of the Company’s officers; (3) the current ratio between the various components of the Company’s officers’ compensation; (4) the ratio between the compensation terms of the Company’s officers and the remuneration of the rest of the Company’s employees, including the ratio to the average remuneration and to the median remuneration of the Company’s employees; (5) legislative amendments to the Companies Law and the reliefs that have recently been introduced pertaining to the compensation policy and to the manner of approving the terms of service of officers; and (6) comparative data relating to other companies.

1.1.3.	The Updated Compensation Policy includes changes at several levels, which reflect the knowledge and experience accumulated by the Company in relation to the Present Compensation Policy and its implementation during the last three years, as well as knowledge gained regarding market practices and legislative changes. Within this context, the possibility of paying additional bonuses to officers has been added, in respect to signing, retention, and special bonuses (refer to sections 5, 6 and 7.16, respectively, of the Updated Compensation Policy); maximum amounts have also been set in relation to the total amount of the annual bonus with the addition of any of the aforesaid bonuses (should such be approved for a particular year, as set forth in section 3.3 of the Updated Compensation Policy). In addition, it has been decided that the Company’s directors can be paid a “set fee” for their service with the Company, in accordance with the Company’s ranking, as set forth in the Companies Regulations (Rules on Fees and Expenses of External Directors), 2000 (the “Fees Regulations”), and equity compensation by means of a grant of restricted share units.

In addition to what is stated above, on the date of adopting the Company’s Updated Compensation Policy, the Company is seeking to require its officers to hold securities of the Company in order to create an alignment of interests between the officers of the Company and its shareholders, as is usual in developed markets and especially in the USA. To this end, the Present Compensation Policy contains a provision for the Company’s Board of Directors to adopt mandatory guidelines pursuant to which the Officers are to hold Company shares, in a quantity that will be set by the Compensation Committee and the Board of Directors of the Company, during the period of their employment with the Company. However, until now, such rules have not been adopted by the Company.

In light of the considerable importance that the Company attaches to the holding of Company shares by its officers, the Compensation Committee and the Board of Directors have decided to promote the adoption of such rules within the framework of the Updated Compensation Policy. In order to obligate the officers to hold such securities in a quantity and for periods prescribed in the Updated Compensation Policy, and as is usual in mechanisms of this kind, the Compensation Committee and the Board of Directors have examined the quantity and composition of the convertible securities that can be granted to the officers in accordance with the Compensation Policy so as to enable and encourage the officers to hold capital in the Company. Accordingly, the mix of the securities that can be granted to the Company’s officers pursuant to the Updated Compensation Policy has been revised so that they can be granted options and restricted share units (RSUs) in equal measures.

1.1.4.	Summarized reasons of the Compensation Committee and the Board of Directors for adopting the Updated Compensation Policy:

1.1.4.1.	The Updated Compensation Policy has been determined, inter alia, giving consideration to: the effect of the compensation terms and the need to create appropriate incentives for the officers in order to advance the Company’s objectives, its work plan and its long-term policy; the Company’s risk management policy; and the Company’s size and the nature of its activity as a global real estate company.

1.1.4.2.	The Updated Compensation Policy provides the Company’s management with the tools to recruit and retain officers possessing the skills that the Company requires, due to the fact that the officers’ compensation terms are attractive – both for those already serving and for future candidates for senior positions with the Company.

1.1.4.3.	The variable components in the compensation policy, including the way in which they are determined and their scope in relation to the fixed components, have been examined paying attention to the duties of the officer and his/her contribution to the attainment of the Company’s goals and the generation of its profits, and are also in alignment with the legislative changes made recently, which reflect the legislator’s position that the grant of a discretionary annual bonus to officers who report to the CEO is permissible, even without measurable criteria.

1.1.4.4.	The compensation policy provides Company management with a reasonable degree of discretionary latitude in determining the compensation terms of the officers.

1.1.4.5.	There is a reasonable relationship between the compensation terms of the officers and those of the rest of the Company’s employees and nothing therein is likely to adversely affect the Company’s labor relations, this being, inter alia, in light of the structure of the Company and the standing, duties and responsibility imposed on the various officers of the Company.

1.1.4.6.	A grant of securities to members of senior management is made with the aim of encouraging the alignment of their interests with those of the Company by means of their participation in the operating results of the Company as is accepted practice both in Israel and worldwide, and the grant of securities to officers and employees is firmly entrenched in the policy of the Company and its public subsidiaries, expressing the Company’s belief that the securities compensation plans are significant, both from the aspect of being able to recruit new managers, and also from the aspect of being able to retain existing managers, thereby enabling the Company to have a loyal senior management team of the highest caliber.

1.1.4.7.	The Company attaches considerable importance to the adoption of an undertaking on the part of its officers to hold Company shares, as is usual in developed markets, with this being in order to strengthen the alignment of interests between the Company’s shareholders and the Officers.

1.1.4.8.	The Updated Compensation Policy has been drawn up paying attention to the provisions of Amendment 20 of the Companies Law, as well as recent amendments to the Companies Law in connection with compensation policy and the experience gained by the Company in the course of applying the Present Compensation Policy and the necessity to align it with the Company’s activity, attributes and needs.

For further details, including the considerations taken into account by the compensation committee and the Board of Directors in drawing up the policy, refer to the compensation policy in Appendix A of this report.

1.1.5.	The Compensation Committee held seven meetings to discuss the Updated Compensation Policy (on July 20, 2016, July 25, 2016, July 31, 2016, August 8, 2016, August 10, 2016, August 14, 2016 and October 10, 2016) and at all but one of these meetings all the members of the Committee were present. The meetings of the Compensation Committee at which it was decided to recommend approval of the compensation policy to the Board of Directors (viz. the meetings held on August 14, 2016 and on October 10, 2016), were attended by all the members of the Compensation Committee, namely Mr. Ronnie Bar-On (external director and chairman of the Committee), Prof. Yair Orgler (external director), Mr. Michael Haim Ben Dor, Ms. Noga Knaz (external director) and Ms. Zehavit Cohen (independent director). The meeting of the Board of Directors held on October 13, 2016, at which the Updated Compensation Policy was approved, was attended by Mr. Chaim Katzman, Mr. Dori Segal, Mr. Ronnie Bar-On, Prof. Yair Orgler, Mr. Michael Haim Ben Dor and Douglas William Sesler.

The decision to adopt the Updated Compensation Policy was passed unanimously both by the Compensation Committee and also by the Board of Directors of the Company.

1.1.6.	The Updated Compensation Policy is to apply to all the serving officers of the Company , including the Company’s directors.

1.1.7.	The terms of service and employment of the serving officers of the Company on the date of the Updated Compensation Policy being approved by the Board of Directors are not at variance with the proposed compensation policy.

1.1.8.	The Company is not a second-tier subsidiary public company, as this term is defined in the Companies Law.

The proposed resolution: To approve the Updated Compensation Policy according to the text attached as Appendix A of this report, for a period of three years from the date of Meeting’s approval.

1.2.	Discussion on the Financial Statements and the Directors’ Report

Discussion on the Financial Statements and the Directors’ Report of the Company for the year ended December 31, 2015.

The periodic report of the Company for 2015, which was published on March 31, 2016 (including the Financial Statements and the Directors’ Report for said period) (reference no.: 2016-01-020430) (the “Periodic Report”), can be viewed on the distribution site of the Israel Securities Authority, whose address is www.magna.isa.gov.il, and on the Internet site of the Tel Aviv Stock Exchange Ltd., whose address is www.maya.tase.co.il.

1.3.	Appointment of the independent auditors of the Company and authorization for the Board of Directors to set their fees

Reappointment of Kost Forer Gabbay & Kasierer as the independent auditors of the Company and authorization for the Board of Directors to set their fees.

In accordance with the rules of the New York Stock Exchange (NYSE) and the provisions of the Companies Law, the Company’s Audit and Financial Statements Committee has recommended to the Board of Directors of the Company and to its shareholders to reappoint the firm of Kost Forer Gabbay & Kasierer as the independent auditors of the Company.

Other than as independent auditors, and from time to time as tax consultants, Kost Forer Gabbay & Kasierer has no other connections with the Company and/or with its private subsidiaries. For details regarding the professional fees paid in respect to 2015 to Kost Forer Gabbay & Kasierer, refer to section 5.3 of the Directors’ Report in the Periodic Report.

The proposed resolution: To reappoint the independent auditors of the Company, Kost Forer Gabbay & Kasierer, and to authorize the Company’s Board of Directors to set their fees.

1.4.	Reappointment of the Company’s serving directors (other than the external directors who will continue to serve in accordance with the provisions of the Companies Law), Mr. Chaim Katzman, Mr. Dori Segal, Ms. Rachel Lavine, Mr. Michael Haim Ben Dor, Mr. Douglas William Sesler (independent director) and Ms. Zehavit Cohen (independent director)

As assessed by the Company’s Board of Directors, based, inter alia, on the declarations of eligibility delivered to the Company, all the aforesaid directors possess accounting and financial expertise, as defined in Section 240 of the Companies Law and in the Companies Regulations (Conditions and Criteria for a Director with Accounting and Financial Expertise and for a Director with Professional Qualifications), 2005 (the “Expertise and Qualifications Regulations”).

The declarations of eligibility of Messrs. Katzman, Segal, Ben Dor, Sesler and of Ms. Lavine and Ms. Cohen are attached as Appendix B of this report.

For details regarding the aforesaid directors (including their education and experience), refer to Regulation 26 in Chapter D (Additional Details) of the Periodic Report. The information stated therein is hereby presented by means of this reference.

To date, there have been no changes in the particulars of the directors standing for reappointment, as presented within Regulation 26 in Chapter D (Additional Details) of the Periodic Report, except as follows: Mr. Dori Segal – also serves as a director of the subsidiary, Citycon Oyj.; and, Mr. Douglas Sesler – also serves as Executive Vice President for Real Estate at Macys Inc.

For details of the compensation and the exemption, insurance and indemnification arrangements to which the Company’s directors are entitled, refer to Regulations 21 and 29A in Chapter D (Additional Details) of the Periodic Report and to that stated in section 1.6 below.

It should be noted that the appointment of each of the directors will be put to the vote separately.

The proposed resolutions:

1.4.1.	To reappoint Mr. Chaim Katzman, Chairman of the Company’s Board of Directors.

1.4.2.	To reappoint Mr. Dori Segal, as Executive Vice Chairman of the Company’s Board of Directors.

1.4.3.	To reappoint Ms. Rachel Lavine as a director of the Company.

1.4.4.	To reappoint Mr. Michael Haim Ben Dor as a director of the Company.

1.4.5.	To reappoint Mr. Douglas William Sesler as an independent director of the Company.

1.4.6.	To reappoint Ms. Zehavit Cohen as an independent director of the Company.

1.5.	Reappointment of Mr. Yair Orgler as an external director of the Company in accordance with Regulation 5 of the Companies Regulations (Relief for Public Companies Listed on a Stock Exchange Outside Israel), 2000 (the “Relief Regulations”)

1.5.1.	In accordance with the provisions of the companies Law in relation to the service period of an external director, Mr. Orgler’s current service period as an external director of the Company terminates on November 27, 2016 upon completion of nine years’ service with the Company. This notwithstanding, in accordance with Regulation 5 of the Relief Regulations, a company whose shares are listed on a foreign stock exchange and, inter alia, on the New York Stock Exchange (NYSE), on which the Company’s shares are also listed, is entitled, under certain circumstances, to extend the service of an external director beyond nine years, for additional service periods, each of which will not exceed three years.

Accordingly, the Audit Committee and the Board of Directors, having discussed the matter, have approved that, in light of Mr. Orgler’s expertise and special contribution to the work of the Board of Directors and its committees, as well as in light of his dedication and exceptional involvement in the audit work and in the financial statements approval process, including within the framework of his position as chairman of the Company’s Audit Committee, his appointment as an external director of the Company for an additional service period is for the benefit of the Company.

1.5.2.	In light of the aforesaid, it is proposed that Mr. Orgler be reappointed for an additional service period of three years that will commence on November 27, 2016 (following termination of his current service period).

1.5.3.	For details regarding Mr. Orgler, refer to Regulation 26 in Chapter D (Additional Details) of the Periodic Report. The information stated therein is hereby presented by means of this reference.

1.5.4.	As assessed by the Company’s Board of Directors, based, inter alia, on the declaration delivered to the Company, Mr. Orgler possesses accounting and financial expertise, as defined in Section 240 of the Companies Law and in the Expertise and Qualifications Regulations. In accordance with Section 241 of the Companies Law, Mr. Orgler’s declaration of eligibility as a director possessing accounting and financial expertise is attached as Appendix C of this report.

1.5.5.	Upon his reappointment as an external director of the Company, Mr. Orgler will be entitled to the same annual fee and the same meeting attendance fee to which the rest of the Company’s directors are entitled (other than Messrs. Katzman and Segal and Ms. Lavine, as detailed in Regulation 21 in Chapter D of the Periodic Report). For details of the compensation and the exemption, insurance and indemnification arrangements to which Mr. Orgler will be entitled in respect to his service as an external director of the Company, refer to Regulations 21 and 29A in Chapter D (Additional Details) of the Periodic Report and to that stated in section 1.6 below. As decided by the Company’s Compensation Committee and its Board of Directors, the Company has informed Mr. Orgler that, upon the termination of the service period of Mr. Bar-On (an external director serving with the Company) in April 2019 (or earlier, should his service terminate sooner for any reason whatsoever), the remuneration of the external directors will be updated (as will the remuneration of the rest of the Company’s directors who do not hold an additional position with the Company and are not counted among its controlling shareholders), whereby – instead of a “proportional fee” as currently paid – the directors will be paid: (1) a monetary fee – a fee to be paid in the amount of the “set fee” in the Fees Regulations, in accordance with the ranking of the Company; and (2) equity compensation – for every year of service, the each of the aforesaid directors will be granted 1,500 restricted share units (“RSUs”) in accordance with the Company’s compensation in securities plan from 2011 (the “2011 Plan”), or such other plan as may be in force at the relevant dates, and with the following material terms: the RSUs will vest during the two-year period from their grant date, while a director, whose service terminates during a service year or for whom the vesting period of a particular installment has not yet ended, being entitled to the vesting of the proportionate part of that installment. On the vesting date of the RSUs, each director will be paid only the par value of the exercise shares to which he is entitled. It is emphasized that the actual grant of the exercise shares in respect to the RSUs is not subject to giving notice of exercise to the Company. The directors will also be entitled to various protection under the 2011 Plan, with such protection including a provision relating to dividends stating that, in the case of the payment of a cash dividend by the Company to its ordinary shareholders during the vesting period, no adjustment will be made for the dividend, but each of the directors will be entitled to payment of a cash grant in an amount (gross) equal to the amount of the dividend that would have been paid to him had he held the number of Company ordinary shares equal to the number of RSUs that had not yet vested on the dividend distribution date. Tax withholdings, as required by law, will be deducted from the amount of the quasi-dividend grant amount. Adjacent to the actual grant date of the RSUs, the Company will publish a report in accordance with the Securities Regulations (Private Offering of Securities in a Listed Company), 2000.

The proposed resolution: To appoint Mr. Yair Orgler as an external director of the Company for an additional service period of three years that will commence on November 27, 2016, and to approve the terms of his compensation, as set forth above.

1.6.	Renewal of the Company’s directors and officers liability insurance policy

1.6.1.	On January 12, 2012, the Company’s general meeting approved expanding the coverage limits of the Company’s directors and officers liability insurance to U.S.$ 100 million (per event and, cumulatively, per year), as well as including claims pertaining to the Company’s listing on a stock exchange in the United States, whereby the amount of the premium for an insurance year would not exceed U.S.$ 400 thousand. The general meeting’s decision was a “framework” decision, pursuant to which the Company may renew the aforesaid policy for additional periods of a year, although for not for more than five years from the date of the meeting’s decision[1].

1.6.2.	The Company wishes to renew the Company’s directors and officers liability insurance policy with effect from January 12, 2017, under the terms set forth below: coverage limits of U.S.$ 125 million (per event and, cumulatively, per year, with the addition of reasonable legal expenses in excess of the liability limit in accordance with Section 66 of the Insurance Contract Law,1981), including claims pertaining to the Company’s listing on the New York Stock Exchange (NYSE) and on the Toronto Stock Exchange (TSX), and whereby the amount of the premium for an insurance year is not to exceed U.S.$ 560 thousand (with a possibility of increasing this, as set forth below), and with a deductible limit that is not to exceed U.S.$ 1 million.

1.6.3.	The Company’s directors and officers liability insurance will be renewable from time to time (either by extending the validity of the existing insurance policy or by entering into another policy, including with another insurer), with the approval of the Compensation Committee and the Board of Directors, provided that the following conditions are fulfilled: (a) the liability limits of the insurance are not to exceed U.S.$ 125 million; (b) the annual premium in a particular year is not to exceed U.S.$ 560 thousand, with an annual 10% increase to this amount being permitted from January 14, 2018; (c) the deductible is not to exceed U.S.$ 1 million; (d) the last renewal by virtue of this decision will be for an insurance period that will end no later than after the elapse of five years from the next renewal date of the officers insurance policy (five years from January 2017).

[1]	In order to provide complete information, it should be noted that, as part of the aforementioned approval of the general meeting, approval was given for an insurance policy to cover the liability of the Company, its directors and its officers in respect to publication of a Company prospectus and the offering of its securities in the United States (POSI – Public Offering of Securities Insurance) for a period of up to seven years with coverage limits that are not to exceed U.S.$ 100 million per year and per insurance period.

1.6.4.	In order to provide complete information, it should be noted that among the directors and officers that will be insured under the aforesaid insurance policy are Messrs. Chaim Katzman and Dori Segal (subject to their reappointment as directors of the Company being approved), who are controlling shareholders of the Company, and Ms. Rachel Lavine, a director (subject to her reappointment) and the CEO of the Company. The terms of the insurance in relation to the Company’s controlling shareholders and its CEO are identical to the terms of the insurance of the other Company directors and officers. Application of the officers insurance to the CEO was approved within the framework of approving her terms of service. Application of the officers insurance to Messrs. Katzman and Segal was last approved in July 2014 by the Compensation Committee and the Board of Directors of the Company in accordance with Regulation 1B(5) of the Companies Regulations (Reliefs in Transactions with Interested Parties), 2000.

1.6.5.	The reasoning of the Compensation Committee and the Board of Directors of the Company for renewing the Company’s directors and officers liability insurance policy included the following reasons:

1.6.5.1.	Directors and officers liability insurance is for the benefit of the Company since it permits the directors and officers to work freely for the benefit of the Company, subject to the restrictions of the Companies Law.

1.6.5.2.	The insurance coverage is likely to reduce the monetary cost to the Company should any of the deeds of indemnity granted to officers of the Company be implemented, thereby protecting the Company’s assets and reducing its liabilities.

1.6.5.3.	Subject to the prioritization arrangement, pursuant to which the rights of the officers to receive indemnification from the insurers takes priority over the rights of the Company, the policy also confers insurance coverage on the Company itself (as distinct from its officers) in respect to claims pertaining to violations of the securities laws (Entity Coverage for Securities Claims) and thereby reduces the Company’s risk in this area.

1.6.5.4.	The proposed coverage limit is suitable taking into account the nature and scope of the Company’s operations (including it being listed on the New York and Toronto stock exchanges), and does not exceed what is customary and reasonable for companies of the same size as the Company that are listed on said stock exchanges.

1.6.5.5.	In the opinion of the Company’s insurance consultant, the annual premium level for the proposed insurance reflects the customary restrictions in the market terms at this time for directors and officers liability insurance, taking into consideration the area and scope of the Company’s operations and the fact that it is a public company listed on foreign stock exchanges.

The proposed resolution: To approve the renewal of the Company’s directors and officers liability insurance policy from January 12, 2017, with coverage limits of U.S.$ 125 million (per event and, cumulatively, per year, with the addition of reasonable legal expenses in excess of the liability limit in accordance with Section 66 of the Insurance Contract Law,1981), including claims pertaining to the Company’s listing on the New York Stock Exchange (NYSE) and on the Toronto Stock Exchange (TSX), whereby the amount of the premium for an insurance year is not to exceed U.S.$ 560 thousand and with a deductible amount that is not to exceed U.S.$ 1 million, as well as for additional one-year periods, but not for more than a total of five years from the policy’s first renewal date, provided that the liability limits of the insurance do not exceed the aforesaid amount and that the annual premium in any particular year does not exceed U.S.$ 560 thousand, with an annual 10% increase to this amount being permitted from January 14, 2018, and the deductible is not to exceed the amount stated above.

1.7.	Approval for the officers insurance policy to be applied to Mr. Zvi Gordon

1.7.1.	It is proposed to approve the Company’s officers insurance policy (as it will be from time to time) being applied to Mr. Zvi Gordon, the son-in-law of Mr. Chaim Katzman (the Chairman of the Company’s Board of Directors, who is one of its controlling shareholders), who serves as Vice President of Mergers & Acquisitions at Gazit USA, Inc. (“Gazit USA”), a wholly-owned and controlled subsidiary of the Company, in respect to his service thereat, for a three-year period, commencing from the date of approval by the general meeting that is being convened pursuant to this report.

Mr. Gordon is employed full time as Vice President of Mergers & Acquisitions at Gazit USA, and the aforesaid employment was approved by the Company’s general meeting on September 8, 2015.

1.7.2.	As of the date of publishing the report convening the shareholder meeting, the Company has directors and officers liability insurance with coverage limits of U.S.$ 100 million (per event and per year), which was last renewed in January 2016, in accordance with the approval of the Company’s general meeting in January 2012. The application of the policy to Mr. Gordon will be under the same terms as those applying to officers and other managers of the Company and and of private companies under the Company’s control (“Subsidiaries”). For further details regarding the Company’s officers liability insurance, refer to section 1.6.1 above and Regulation and 29A in Chapter D (Additional Details) of the Periodic Report, the contents of which are hereby presented by means of this reference.

1.7.3.	It is clarified that, should the renewal of the Company’s directors and officers liability insurance policy (as set forth in section 1.6 above) be approved by the general meeting, the insurance policy that will be acquired by the Company and that will apply to all the officers of the Company (and Subsidiaries) in accordance with said approval, will also apply to Mr. Gordon in respect to his service with Gazit USA.

The proposed resolution: To approve the application of the Company’s directors and officers liability insurance policy, as it will be from time to time (including policies purchased in accordance with the general meeting’s approval, as set forth in the convening report) to Mr. Zvi Gordon, for a three-year period, commencing from the date of approval by the general meeting.

2.	Names of controlling shareholders having a personal interest in the transaction and the nature of their personal interest

2.1.	To the best of the Company’s knowledge, the controlling shareholders of Norstar Holdings, Inc. (“Norstar”), the controlling shareholder of the Company, are Mr. Chaim Katzman, the Chairman of the Company’s Board of Directors, who owns, directly and indirectly, Norstar shares through private companies that he and his family members own[2] (24.71% of Norstar’s issued share capital and 25.16% of its voting rights), as well as through First US Financial LLC[3], which owns 18.23% of Norstar’s issued share capital and 18.56% of its voting rights (“FUF” and, together with Mr. Katzman, the “Katzman Group”), and Mr. Dori Segal, who serves as Executive Vice Chairman of the Board of Directors[4] (who owns 8.83% of Norstar’s issued share capital and 8.99% of its voting rights) and Ms. Erika Ottosson (who owns 5.84% of Norstar’s issued share capital and 5.94% of its voting rights). The Katzman Group, Mr. Segal and Ms. Ottosson entered into a shareholders agreement on January 31, 2013 in connection with their interests in Norstar.

2.2.	Mr. Katzman has a personal interest in the approval of the transaction set forth in section 1.7 above, in light of the fact that Mr. Gordon is Mr. Katzman’s son-in-law. Mr. Segal and Ms. Ottosson might have a personal interest in the transaction set forth in section 1.7 above, in light of their being party to a shareholders agreement with the Katzman Group, as referred to above.

3.	Personal interest of members of the Company’s Board of Directors

3.1.	As stated, Mr. Chaim Katzman has a personal interest in the transaction set forth in section 1.7 above, in light of the fact that Mr. Gordon is his son-in-law.

3.2.	Mr. Dori Segal might be considered as having a personal interest in the transaction set forth in section 1.7 above, for the reason detailed in section 2.12.2 above.

3.3.	Ms. Rachel Lavine might be considered as having a personal interest in the transaction set forth in section 1.7 above, in light of Ms. Lavine’s employment as CEO of the Company, and also as Chairman of the Board of Directors of Gazit-Globe Israel (Development) Ltd., as Vice Chairman of the Board of Directors of Atrium European Real Estate Limited and as a director of Citycon Oyj, which are companies under the Company’s control (and through chain holdings, under Mr. Katzman’s control), this being solely for reasons of prudence.

[2]	In addition, Mr. Katzman directly owns 60,000 shares in the Company that constitute 0.03% of its share capital.
[3]	Mr. Katzman has an irrevocable power of attorney from FUF that allows Mr. Katzman to vote all of FUF’s shares in Norstar according to his discretion. FUF is a foreign company registered in Nevada, United States and is owned by Mr. Katzman (including through private companies wholly-owned by him and his family members, directly and indirectly) – 51.4%, Ms. Erika Ottosson – 22.6% and Martin Klein – 26%. Ms. Ottosson has provided Mr. Katzman with an irrevocable power of attorney to vote in her name and in her stead at the shareholders meetings of FUF.
[4]	addition, Mr. Segal directly owns 770,000 shares in the Company that constitute 0.39% of its share capital.

4.	Approvals required in order to perform the transaction

4.1.	The transaction set forth in section 1.7 above was approved (unanimously) by the Company’s Audit Committee on October 10, 2016, and was also approved (unanimously) by the Company’s Board of Directors on October 13, 2016.

4.2.	The approval for the insurance policy to be applied to Mr. Gordon is subject to the approval of the general meeting of the Company’s shareholders by a special majority, in accordance with the provisions of Section 275 of the Companies Law, and as set forth in section 7.1 below.

5.	Transactions of the kind of transaction being proposed or similar transactions

As of the date of this transaction report and as set forth in section 1.6.1 above, all the Company’s officers and managers are entitled to directors and officers liability insurance with coverage limits of U.S.$ 100 million (per event and per year). Moreover, in accordance with the terms of the present insurance policy, it also applies to the officers and managers of the Subsidiaries.

6.	The reasons provided by the Audit Committee and the Board of Directors, and the names of the directors who participated in the discussions

6.1.	Granting insurance coverage to Mr. Gordon is required in order to enable Mr. Gordon to perform his duties freely and for the benefit of the Company within the framework of his service with the subsidiary, and is the widespread practice among companies of a similar size as the Company.

6.2.	In regard to granting insurance cover, there is no justification for making a differentiation between officers and managers at Group companies who are relatives of the Company’s controlling shareholders and those who are not its controlling shareholders or their relatives, and it is therefore proposed that the terms of the insurance that apply to the rest of the directors, officers and other managers of the Company and the Subsidiaries should also apply in an identical manner to Mr. Gordon.

6.3.	In light of the aforesaid, the Audit Committee and the Board of Directors of the Company believe that applying the directors and officers liability insurance policy to Mr. Gordon is in the Company’s best interests.

6.4.	The directors who participated in the meeting of the Audit Committee on October 10, 2016, at which the application of the insurance policy to Mr. Gordon was approved, were Mr. Yair Orgler (external director and Chairman of the Committee), Mr. Ronnie Bar-On (external director), Mr. Haim Ben Dor, Ms. Noga Knaz (external director) and Ms. Zehavit Cohen (independent director). The directors who participated in the meeting of the Company’s Board of Directors on October 13, 2016, at which the aforementioned transaction was approved, were Mr. Ronnie Bar-On, Prof. Yair Orgler, Mr. Michael Haim Ben Dor and Mr. Douglas Sesler (independent director). In light of their personal interests in the approval of the transaction, Mr. Chaim Katzman and Mr. Dori Segal did not take part in the discussion and in taking the decision in regard to this matter at the aforesaid meeting of the Company’s Board of Directors. Furthermore, solely for reasons of prudence, Ms. Rachel Lavine did not take part in the aforesaid discussion and in taking the decision.

6.5.	In accordance with the provisions of Section 275(d) of the Companies Law, the Audit Committee and Board of Directors examined whether applying the insurance policy as aforesaid includes a Distribution, as this term is defined in the Companies Law, and determined that, since the proposed insurance terms are in respect to the service of Mr. Gordon with a wholly-owned subsidiary, the transaction does not include a distribution.

7.	The required majority

7.1.	For the purpose of approving the topic referred to in section 1.7 above (application of the directors and officers liability insurance policy to Mr. Gordon), in addition to gaining a simple majority, one of the following two conditions needs to be met:

7.1.1.	the count of the majority of the votes at the general meeting will comprise at least a majority of the total votes of the shareholders not having a personal interest in approving the transaction, who participate in the vote (in counting the total number of votes of the aforesaid shareholders, abstentions will not be taken into account);

7.1.2.	the total number of dissenting votes cast by the shareholders referred to in subsection 7.1.1 above will not exceed two percent of the Company’s total voting rights.

7.2.	For the purpose of approving the topics referred to in section 1.3 above (appointment of the Company’s auditors and authorizing the Company’s Board of Directors to set their fees), 1.4 above (reappointment of Company directors) and 1.6 above (renewal of directors and officers liability insurance policy), a simple majority is needed.

7.3.	For the purpose of approving the topics referred to in section 1.1 above (approval of the compensation policy) and 1.5 above (reappointment of Mr. Orgler as an external director of the Company), in addition to gaining a simple majority, one of the following two conditions needs to be met:

7.3.1.	the count of the majority of the votes at the general meeting will comprise a majority of the total votes of the shareholders not being controlling shareholders of the Company or not having a personal interest in approving the appointment (apart from a personal interest resulting from the shareholder’s relations with the controlling shareholder) or in approving the compensation policy, as the case may be, who participate in the vote (in counting the total number of votes of the aforesaid shareholders, abstentions will not be taken into account);

7.3.2.	the total number of dissenting votes cast by the shareholders referred to in subsection 7.3.1 above will not exceed two percent of the Company’s total voting rights.

8.	The quorum for holding the meeting

A quorum will exist when at least two shareholders are present, personally or by proxy, jointly holding at least 35% of the voting rights of the Company. If no quorum is present half an hour after the time set for the start of the meeting, the meeting will be adjourned until the same day in the following week, at the same time and place. If, at the adjourned meeting, no quorum is present within half an hour of the time set for the start of the meeting, then a quorum will be deemed to be present if at least two shareholders with voting rights are present, personally or by proxy, jointly holding at least 30% of the voting rights of the Company.

9.	The record date for participating and voting

The record date for determining a Company shareholder’s right to vote at the general meeting, as stated in Section 182 of the Companies Law and in Regulation 3 of the Companies Regulations (Voting Ballot and Position Papers), 2005 is the close of business on Monday, October 24, 2016.

10.	Voting at the meeting and position papers

10.1.	A shareholder will be entitled to participate in the meeting and to vote thereat personally, by proxy or by means of a voting ballot (as defined in Section 87 of the Companies Law) with the text attached to this immediate report (the “Voting Ballot”) or by means of the electronic voting system.

10.2.	Pursuant to the Companies Regulations (Proof of Share Ownership for the Purpose of Voting at a General Meeting), 2000 (the “Proof of Ownership Regulations”), a shareholder whose shares are registered with a Stock Exchange member and whose said shares are included among the shares registered in the shareholders’ register in the name of the nominee company, and who wishes to vote at the general meeting, will furnish the Company with a confirmation from the Stock Exchange member with whom his entitlement to the shares is registered, as to his ownership of the shares on the record date, in accordance with Form 1 in the schedule to the Proof of Ownership Regulations. Likewise an unregistered shareholder may instruct the Stock Exchange member to send his confirmation of ownership to the Company by means of the electronic voting system.

10.3.	The address of the distribution site of the Israel Securities Authority (the “Distribution Site”) and the website of the Tel Aviv Stock Exchange Ltd., where the wording of the Voting Ballot and position papers can be found, as defined in Section 88 of the Companies Law, are as follows: www.magna.isa.gov.il and www.maya.tase.co.il, respectively. Voting by Voting Ballot will be done on Part B of the Voting Ballot as published on the Distribution Site. A shareholder may request directly from the Company to receive the wording of the Voting Ballot and the position papers (if any). The Stock Exchange member will send by e-mail, for no consideration, a link to the wording of the Voting Ballot and the position papers, on the Distribution Site, to every shareholder who is not registered in the shareholders register and whose shares are registered with that Stock Exchange member, if the shareholder has filed notice that he requires this, provided that the notice is given vis-à-vis a specific securities account and is dated earlier than the Record Date. A shareholder whose shares are registered with a Stock Exchange member is entitled to receive the confirmation of ownership from the Stock Exchange member through whom he holds his shares at a branch of the Stock Exchange member or by mail to his address in consideration for dispatch fees only, if he has so requested. A request in this matter will be given in advance for a specific securities account. Likewise, a shareholder, to whose credit shares are registered with a Stock Exchange member and those shares are included among those in the shareholders’ register in the name of the nominee company, may vote by means of a Voting Ballot that will be sent to the Company by means of the electronic voting system.

10.4.	The Voting Ballot must be delivered to the Company’s offices, at the above address, in such a manner that the Voting Ballot reaches the Company’s offices, by no later than four (4) hours before the time scheduled for holding the meeting. Voting by means of the electronic voting system will be possible up to six (6) hours before the before the time scheduled for holding the meeting.

10.5.	A shareholder wishing to participate and vote at the meeting without attending the location at which the meeting is held may lodge with the Company a power of attorney for participating and voting at the general meeting at least 48 hours before the time scheduled for holding the meeting, at the offices of the Company at 1 Hashalom Road, Tel Aviv, Israel.

10.6.	One or more shareholders holding shares constituting five percent or more of the total voting rights of the Company (i.e., 9,775,619 shares), and anyone holding such a percentage of the total voting rights that are not held by a controlling shareholder of the Company (i.e., 4,790,119 shares), is entitled to view the Voting Ballots, as specified in Section 10 of the Companies Regulations (Voting Ballots and Position Papers), 2005.

10.7.	The last date for the delivery of position papers to the Company is ten days before the date scheduled for holding the meeting, viz. Friday, November 11, 2016, and the last date for the Board of Directors to provide its response to position papers is five days prior to the date scheduled for holding the meeting, viz. Wednesday, November 16, 2016.

10.8.	A shareholder wishing to include a topic on the agenda of the meeting in accordance with Section 66(b) of the Companies Law is to deliver his request to the Company no later than seven days from the publication date of this report.

11.	Powers of the Israel Securities Authority

The Israel Securities Authority (or one of its employees authorized by it for this purpose) is empowered to order the Company to provide explanations, details, information and/or additional documents in connection with the matters detailed in this report or to order that this report be amended. If the amendment of this report is ordered, the Israel Securities Authority is empowered to order that the general meeting be deferred to a date not earlier than three business days and not later than 35 days from the date of publishing the amendment to this report.

12.	Viewing of documents

The wording of the proposed resolutions may be viewed at the Company’s offices at the above-indicated address, during normal office hours and by prior arrangement with Adv. Revital Kahlon, the Company Secretary (telephone: +972-3-6948000, Fax: +972-3-6961910).

13.	Company representatives dealing with this immediate report

Tali Menashe, Adv.; Noa Uri Burla, Adv;

Meitar Liquornik Geva Leshem Tal, Law Offices

16 Abba Hillel Silver Rd., Ramat-Gan, Israel

Tel: +972-3-6103100; Fax: +972-3-6103111

14.	Waiver of Toronto Stock Exchange annual election and annual meeting requirements

The Toronto Stock Exchange (the “TSX”) has granted the Company a waiver from the annual election requirements and annual meeting requirements in sections 461.1 and 464 of the TSX Company Manual (the “Waiver”). The Company requested the waiver in order to maintain consistency with past practice regarding the election of directors and the timing of its annual general meeting of shareholders.

The TSX has granted the Waiver based on the following considerations: (i) the inter-listing of the Ordinary Shares on the Tel Aviv Stock Exchange, the New York Stock Exchange and the TSX, (ii) the Company existing under the laws of the State of Israel and maintaining a registered main office in Tel Aviv, Israel, (iii) at least 75% of the trading volume and value of the Ordinary Shares over the relevant period occurring on either the Tel Aviv Stock Exchange or the New York Stock Exchange, and (iv) the Company’s compliance with director election standards and practices of the Tel Aviv Stock Exchange, in addition to compliance with requirements of the New York Stock Exchange and Israeli corporate law and regulations.

Gazit-Globe Ltd.
By: Rachel Lavine, CEO and Director
Adi Jemini, CFO

Appendix A

GAZIT-GLOBE LTD.

Office Holders Compensation Policy

1.	Background – purpose, application and update
1.1.	In November 2012, the Knesset passed Amendment no. 20 to the Companies Law, 5759-1999 (the “Companies Law” or the “Law”) setting forth for the first time the statutory principles of office holder compensation policy that every public company is required to adopt. The compensation policy specified in this document, combines the new provisions of law on the matter (as amended from time to time), with the principles pertaining to remunerating the Company’s office holders, previously adopted by the Company’s Board of Directors pursuant to the recommendations of the Compensation Committee of the Company. This policy has practical significance, with respect to the manner of approving actual compensation conditions of any of the Company’s office holders, but it also has basic significance, as it methodically and publicly prescribes the main principles deemed relevant by the Company’s Compensation Committee and Board of Directors regarding office holder compensation and the manner of application of such principles in practice. The various compensation components are intended to encourage and maintain continued employment of the Company’s office holders in the Company, as well as to allow for the recruitment of new office holders selected from a strong pool of human resources that can contribute to the Company, promote its objectives and improve its performance, as well as define and create appropriate linkage between the performance of the Company and the office holders and the compensation granted to them. The formulation of a universal policy may also improve the transparency of the Company’s compensation rules (within the Company and from an external perspective), align the expectations of the Company and its office holders, and is intended, inter alia, to create a basis for compensation of each of the office holders that takes into account such office holder’s personal performance and his commitment to the Company, as expressed, inter alia, .through the scope of the office holder’s holdings of Company shares.
1.2.	The policy applies to the compensation conditions of all the office holders of the Company, which include, as of the date of adopting this policy, the CEO, Senior Executive Vice Presidents and Vice Presidents. This policy shall also apply to each board member of the Company, including a board member filling an executive position in the Company (an “Executive Director”), should such be appointed (excluding controlling shareholders of the Company). In this policy document, compensation conditions mean: the service or employment terms of the office holder, including providing exemptions, insurance, indemnity undertakings or indemnity by additional indemnity commitment, severance pay (bonus, payment, reward, compensation or any other benefit granted to office holders in connection with termination of their position with the Company), and any benefit, other payment or undertaking to make such payment, granted for such service or employment.

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1.3.	In determining the policy, the Compensation Committee and the Board of Directors considered the nature of the Company’s activity and structure as of the date of adopting the policy, as follows: the Company, via holding companies owns, manages and develops commercial real estate in North America, Europe, Israel and Brazil and its securities are registered for trade on the Tel Aviv Stock Exchange Ltd., on the New York Stock Exchange (NYSE)and on the Toronto Stock Exchange (TSX). It was also taken into consideration that the man power structure in the Company primarily includes a small number of senior executives, mid-level executives, legal and finance departments, and administrative support employees.
1.4.	Naturally, the compensation policy must be examined from time to time, whether due to material changes in the Company – its size, character and areas of operation, variety of risks, the markets in which the Company operates, among others, or whether due to material changes in the macro-economic environment and market practices in Israel pertaining to office holder compensation in general and in comparable companies specifically. The Compensation Committee will examine from time to time whether such material changes have occurred or whether there has been a material change in the circumstances that existed at the time of prescribing the policy or for other reasons, and will recommend to the Board of Directors the policy’s update, as necessary, and in any event, the Compensation Committee and the Board of Directors will examine the substance of the policy once every three years, as required by the Law.
1.5.	For avoidance of doubt, it is clarified that this policy document does not create for any office holder, present or future, any legal rights or obligations towards the Company, and that rights and obligations of each office holder is or shall be determined, as applicable, in the engagement agreement between him and the Company.

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1.6.	If and to the extent that, subsequent to the date of the compensation policy’s approval in accordance with the provisions of the law, the law, regulations and orders issued thereunder prescribe reliefs in relation to the mandatory requirements or the threshold terms that need to be included in the compensation policy as of the date of approving the policy, the aforesaid reliefs will be deemed to be included in the compensation policy irrespective of any other provision prescribed therein.
2.	Discretion
2.1.	This compensation policy was approved by the Board of Directors, and a specific compensation of an office holder that shall be determined by the Company, after taking into consideration the following:
●	Promoting the Company’s purposes, work plans and policy, from a long-term perspective;
●	Creating alignment of interest between the office holders and shareholders of the Company;
●	Creating appropriate incentive for office holders, considering, inter alia, the Company’s risk management policy;
●	The office holder’s contribution to achieving the Company’s objectives and maximizing its profits, from a long-term perspective and in accordance with the office holder’s position (with respect to variable compensation components);
●	Creating team work atmosphere while encouraging excellence among Company employees;
●	The unique characteristics of the Company, being a global real estate company traded on the NYSE, on the TSX and on the Tel Aviv Stock Exchange, owning a number of subsidiaries and being active in about 20 countries and six different stock exchanges around the world. The Company manages its local and international operation via a small headquarters headed by a number of senior executives (the office holders) in positions of great responsibility and complexity.

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2.2.	The compensation policy takes into account, and specific compensation shall take into account, the size of the Company, its resources, its nature and the complexity of its activity, including for determining a group of comparable companies to be used as a reference group in connection with the evaluation of the remuneration of its senior executives, to the extent that this is relevant to the circumstances of the case. The parameters that the Company deems relevant for determining the reference group are, inter alia: the Company’s area of activity, the Company’s market value, the Company’s equity, the size of the Company’s balance sheet, the amount of the Company’s income, the indexes of the stock exchanges on which the Company’s securities are traded and the place of residence of the relevant office holder. Moreover, in light of the nature of the Company’s activity in the international market, reference should be made to the potential competition for the office holder from the Company’s competitors in the international market and the potential earnings they offer, where relevant.
2.3.	Additional relevant details for determining specific office holder compensation:
●	The education, skills, expertise, professional experience and achievements of a candidate or acting office holder. Additionally, in the case of a serving office holder – his seniority and the unique experience he has garnered with the Group, as well as the need for his retention.
●	The nature of the office holder’s position and its complexity, areas and level of responsibility and prior agreements with the office holder (not relevant for candidates to be office holders). Consideration will also be given to the uniqueness of the position, taking into account the nature of the Company and the complexity of its activity and the degree of difficulty in recruiting candidates suitable for the Company’s needs.
●	The current compensation of the office holder with Company (in the case of an engagement renewal), as well as the existence of a material change in the office holder’s position.
●	Comparison to other office holders and employees of the Company – at the time of approving office-holder compensation, details shall be presented and taken into account regarding: (1) the compensation of similar-level office holders of the Company; (2) the salary of the preceding office holder in such position (if applicable); (3) the average salary and median salary of Company employees and third party contractors working for the Company and the relation of each of these to the compensation proposed for the office holder – for these purposes, taking into consideration the influence which the gap between the employment terms of the office holder and the salary conditions of other employees of the Company has on working relations in the Company.

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Below are details regarding the ratio between the compensation of the current officers of the Company, as of the approval date of this Compensation Policy by the Company’s Compensation Committee and Board of Directors, and the averaged and median compensation of the rest of the Company’s employees (*):

	Averaged salary	Median salary
CEO	1:24.14	1:13.14
CFO	1:6.01	1:11.04
Chief Investment Officer	1:4.72	1:8.68
VP and Controller	[_]	[_]

(*) the aforementioned ratios include equity compensation only for the Company’s officers, since the Company’s employees have no similar equity compensation. Also, approximately one third of the employees are new to the Company and, therefore, the above ratios refer to their salaries only partially, and such employees have not yet received an annual bonus.

●	Other appointments and duties within the Group and on its behalf, including the scope of the duties, their complexity and the responsibility they carry, which are in addition to those of his position as on office holder of the Company. In such cases, consideration will be given to whether the relevant office holder receives any compensation for the duties he fulfills in companies controlled by the Company and, if such compensation exists and is paid directly to such office holder, it will be treated, for determining compensation terms with the Company, as part of the office holder’s comprehensive compensation package from the Company (but, subject to any law, will not need the approval of the Company’s organs with respect to the compensation from the Company’s subsidiaries).
●	In order to guarantee adequacy between all the compensation components detailed in the policies, all the components of the compensation package of the office holder will be presented to the Company’s organs, at the time of discussion for the approval of each one of the compensation components of the compensation for that office holder, as well as the wage range and other conditions of service and employment of the office holder in the Company which have and which shall be set out, inter alia, in comparison with what is acceptable in the market and for similar positions in comparable companies.

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3.	Comprehensive Compensation Package
3.1.	Office holder compensation package shall be comprised of three main components: current salary (and ancillary components) or management fees, annual bonuses, and long-term equity compensation (through allocating securities or mechanisms mirroring their activity). Medium-term compensation (annual bonuses), which is for the most part based on quantitative goals, and in particular the long-term compensation are intended to promote parallel interests between the office holder and the Company and reinforce the link between the Company’s performance and the office holder’s compensation.
3.2.	While considering each compensation component (including if considering a particular component on its own), the comprehensive compensation package shall be taken into consideration, and the overall cost and implications thereof shall be taken into account, i.e. financial, accounting and tax implications for the Company, as well as business and inter-organizational implications, including influence on other employees of the Company. Also, while considering each compensation component (including in the event of equity compensation), its full potential accounting and cash-flow cost shall be examined, including the potential costs under various realistic scenarios.
3.3.	The proportion between the three main compensation components (calculated on an annual basis) shall be as set forth in the following table (the percentages represents the maximum portion of variable component out of fixed component):

		Variable Components(2)
Office Holder	Fixed salary(1)	Annual bonus	Equity compensation(3)
CEO	100%	100%	145%
Senior Executive Vice Presidents	100%	75%	75%
Vice Presidents	100%	75%	75%
Executive Director	100%	58%	105%

(1)	Including the office holder’s gross salary, with the exclusion of related costs.

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(2)	Does not include other bonuses as set forth in this policy. It is clarified however, that the total amount of the annual bonus within the framework of the variable component, as shown in the above table, with the addition, if approved with respect to that year, of a special bonus (as referred to in Section 7.16 below), a signing bonus (as referred to in Section 5 below), a retention bonus (as referred to in Section 6 below) and participation in tuition fees (as referred to in Section 4.4 below), shall not exceed: 140% of the fixed salary of the CEO, 116% of the fixed salary of office holders who report to the CEO and 75% of the fixed salary of an Executive Director, whichever is the case.

(3)	Including share options, restricted share units (“RSUs”) and performance based share units (“PSUs”) (see Section 8.7 below).

4.	Fixed salary and ancillary components
4.1.	The fixed compensation of the office holder shall be determined according to what is customary among office holders in similar positions with companies comparable to the Company, based on a survey to be prepared for the Company by an external third party, who is professional in this field, and which is based on the presumption that in order to recruit and retain high level office holders, the Company must present an attractive alternative in comparison with companies that constitute potential competition for the Company in recruiting senior management personnel. Therefore, principally, public reporting companies of similar equity size to the Company shall be taken into consideration in such professional survey; the amount of their assets; their income and profits, the indexes in which they are included and if possible, subject to Israeli market size limitations, also companies from the same field of activity in other parts of the word. Subject to applicable law, the current remuneration can also be in the form of management fees and, in such a case, this compensation policy shall be applied with the necessary changes.

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In order for the Company to offer an attractive and competitive alternative for quality skilled personnel, the Company’s Board of Directors is of the opinion that it is important that office holder’s salary shall be in the top range of salary paid to office holders in comparable companies.

4.2.	Updates to office holders’ salaries shall be considered regularly, and salaries shall be updated as necessary, as follows: (A) with respect to employment agreements for undefined periods of time – once every two years; (B) with respect to employment agreement for a predefined term – upon the end of the agreement period and prior to renewal.
4.3.	Without derogating from the provisions of Section 4.2 above, the Company’s CEO may update the regular salary of an office holder who reports to the CEO, by an annual 5% addition to the office holder’s current salary (after its update for CPI linkage differentials, if any) , provided that the employment terms are in accordance with the terms of the Compensation Policy.
4.4.	Conditions ancillary to the salary:
●	Social benefits and ancillary perquisites customary among comparable companies.
●	The Company shall be able to grant a tax gross-up for the value of vehicle use and value of mobile phone, as customary among companies of similar size.
●	The Company may bear the cost (wholly or partly) of the academic tuition fees of any office holder of the Company, subject to the office holder committing to continue his employment with the Company for such period as shall be determined by the relevant organs of the Company This approval may also cover reducing the amount of time the office holder is required to devote to his duties during the period of his studies and also the terms for the office holder to repay the cost of the tuition fees borne for him by the Company, in the event of his employment terminating before the end of the period to which he had committed.
●	In addition, an officer holder shall be entitled to a refund of expenses, in accordance with the Company’s policy, as updated from time to time, including the cost of relocation expenses.

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5.	Signing bonus

The Company’s Compensation Committee and its Board of Directors may approve, under special circumstances justifying such action (including the need to recruit an office holder with unique qualifications, experience and the like), the grant of a signing bonus in the event of recruiting a new office holder, in an amount that shall not exceed 6 monthly salaries. The Compensation Committee may prescribe that part of the signing bonus shall be paid to the office holder upon the commencement of his employment with the Company and that the balance shall be paid to him only upon completion of a minimum period of employment with the Company.

6.	Retention bonus

The Company’s Compensation Committee and its Board of Directors may approve, under special circumstances justifying such action, the grant of a retention bonus to an existing office holder of the Company for his committing to continue his employment with the Company for a period that shall be determined, and which will be paid to him only at the end of the commitment period, presuming that he fulfills said commitment, in an amount that shall not exceed 6 monthly salaries.1

7.	Annual bonus – variable compensation contingent on objectives and performance
7.1.	With regard to the Company’s CEO or an Executive Director – the annual bonus shall be calculated with reference to achieving measurable objectives set for the Company, as specified in Section 7.6 below and in accordance with the discretion of the Compensation Committee and the Board of Directors, where the discretionary bonus component shall not exceed three monthly salaries; with regard to the office holders who report to the CEO – at least 25% of the annual bonus will be calculated with reference to achieving measurable objectives set for the Company, as specified in Section 7.6 below; at least 25% of the annual bonus will be calculated on the basis of meeting personal objectives (measurable and/or non-measurable) that will be set for the office holder and which could include objectives of the unit for which the office holder is responsible; and up to 50% of the annual bonus may be discretionary and will be as determined by the Compensation Committee and the Board of Directors.[2]

1 It is clarified that, for the purpose of computing the maximum bonuses for an office holder in a particular year, a pro rata portion of the retention bonus will be taken into account. The pro rata portion will equal the result of (a) that part of the commitment period that begins in the particular year divided by (b) the total commitment period.

2 For the avoidance of doubt, the limitation on the discretionary bonus with respect to officers who report to the CEO shall not apply to other grants under this compensation policy.

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7.2.	The Compensation Committee and the Board of Directors, shall assemble to discuss the annual bonuses based on the annual financial statements of the Company (or based on a draft thereof), provided the final decision of the Compensation Committee and the Board of Directors must be reached on the basis of the final version of such financial statements.
7.3.	The objectives and bonus formula: (A) shall distinguish between ongoing activity of the Company and between one-time events and event not under the control of the Company’s management; (B) shall take into consideration the “appetite for risk” of the Company for the bonus period.
7.4.	The Maximum amount of the annual bonus shall not exceed: (A) with respect to the Company’s CEO – 12 monthly salaries; (B) with respect to other office holders of the Company – 9 monthly salaries; (C) with respect to an Executive Director – 7 monthly salaries.
7.5.	The Compensation Committee and the Board of Directors shall be authorized to reduce the amount of the bonus considered actual circumstances if, in the opinion of the committee and the Board of Directors, such circumstances are not sufficiently reflected to an appropriate extent in the results of the Company.

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7.6.	The Company’s objectives shall take into account the parameters set forth below, with, for each year, the Compensation Committee and the Board of Directors of the Company selecting at least three of the parameters set forth below (in addition to the discretionary component), and giving a weighting to each parameter. The Compensation Committee and the Board of Directors may also add other operational or financial parameters, provided that such new objectives shall be measurable, and give a weighting to each new parameter:

Parameter	Weighting within the Company’s objectives (*)
FFO per share	Up to 25%
Net asset value (NAV) per share[3]	Up to 25%
Consolidated leverage ratio (average LTV)	Up to 25%
Solo and/or expanded solo leverage ratio	Up to 25%
Performance of the Company’s share against relevant indices	Up to 25%
General and Administration expenses objective, expanded solo	Up to 25%
Activity in the capital and money markets	Up to 25%
Net Asset Value (NAV) per share according to EPRA[4]	Up to 25%
FFO return on capital	Up to 25%
Debt/(Debt + Equity)	Up to 25%

(*) Notwithstanding the aforesaid, the Compensation Committee and the Board of Directors may select, each year, one parameter that can be given a weighting of up to 40%, taking into consideration the set objectives and targets as part of the Company’s annual budget for the said year.

7.7.	Method of calculating the bonus - A performance range shall be set for each parameter and, on the date that the bonuses for a particular year are discussed, a weighted calculation shall be made of the actual results of the relevant parameter in relation to the performance range set with respect thereto in accordance with a scoring scale that is to be specified in advance (the “Weighted Score”).
7.8.	Bonus threshold score – The threshold condition for bonus payments to office holders will be a Weighted Score of 80 and above. Should the threshold score stand at 80 or above – the bonus shall be calculated on a linear basis, in accordance with the performance range defined for each parameter. Within the framework of the annual report of the Company for each year, the Company will publish the specific parameters and the minimum value of each of the parameters which will be used in the calculation of the grant for that year, should a bonus actually be granted.
7.9.	No guaranteed minimum bonus amount shall be set for any year.
7.10.	The parameters, objectives and weightings used for determining the annual bonus shall be set by the Compensation Committee and by the Board of Directors on an annual basis, based on the Company’s annual budget and no later than March of the applicable year. If, during the year, the Company performs a material transaction, the Compensation Committee and the Board of Directors of the Company may update the set parameters, should such action be deemed to be justified, while considering the materiality of the transaction and taking heed of the fact that the Company wishes to provide its office holders with incentives to perform transactions that benefit the Company.

3 This parameter is affected, inter alia, by the revaluation of investment property.

4 Calculated in accordance with the rules prescribed by the European Public Real Estate Association.

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7.11.	The annual bonus shall be paid no later than the date that the salary is paid for the month following the month in which the annual financial statements were approved for the year for which the bonus is being paid.
7.12.	Should it be revealed that payments have been made to an office holder on the basis of data found to be incorrect and restated in the Company’s financial statements, the office holder shall be obliged to refund to the Company such amounts (viz. – the difference between the amount (net) that he received as stated and the amount (net) that he should have received, based on the revised data restated in the Company’s financial statements), provided that three years have not passed since publication of the financial statements upon which the grant of the bonus was based (the “Refund Amount”). The Refund Amount shall bear index linkage differentials from the date of payment and until the date of refund to the Company.

The Compensation Committee may prescribe that an office holder may settle the Refund Amount over a specified period.

7.13.	It is clarified that a restatement of data in the financial statements arising from changes in the law or in accounting standards shall not be treated as a restatement to which the provisions of the previous section will apply.
7.14.	The Board of Directors shall be entitled, in the event of dismissal of an office holder during any calendar year (unless dismissed for reasons that would entitle the Company to refrain from paying severance pay), subject to approval of the Compensation Committee, to pay such office holder a pro rata part of the annual bonus he would have been entitled to had he continued serving in his position until the end of the calendar year, provided that the amount of the bonus that shall be paid shall not exceed the amount representing the fraction of the period during which he served as an office holder in the applicable year, including such part of the advance notice period during which the office holder continued to serve in his position in practice. Such pro rata part of the bonus shall be paid on the date of paying bonuses to all other office holders of the Company.

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7.15.	The Compensation Committee and the Board of Directors, or the CEO of the Company in the case of an office holder who reports to the CEO, shall be authorized to determine that an office holder that began to work during a calendar year shall be entitled to a pro rata bonus for the months of his employment with the Company during that calendar year.
7.16.	Annual bonus in special circumstances – The Compensation Committee and the Board of Directors of the Company shall be entitled to grant, subject to obtaining the approvals required by law, a special bonus to any of the office holders, in an amount that shall not exceed 3monthly salaries, in situations where there is a material gap between the results of the bonus formula and the value of the office holder’s activity (the “Special Bonus”).

It is clarified that the Special Bonus is a bonus that is separate from the annual bonus (see the table in section 3.3 above).

8.	Long-term equity compensation
8.1.	In light of the considerable importance that the Company attaches to the grant of long-term equity compensation to its office holders, the Company strives to ensure that the office holders will at all time have valid equity compensation, and that the Company’s employees hold a significant amount of Company shares.
8.2.	The Company may make use of a variety of equity instruments, such as: warrants, restricted shares, restricted share units (including those that are performance based) and such like, whose exercise does not require payment of an exercise price by the office holder (other than the payment of the par value thereof), provided that not more than half of the equity compensation shall be in the form of restricted share units that are not performance-based.
8.3.	In the event a new office holder is brought in, the granting of securities compensation to such new office holder shall be considered in accordance with the terms of this compensation policy.
8.4.	Upon the granting of equity compensation, the dilution resulting from the grant shall be considered, in addition to considering its financial value. Consideration shall also be given to the financial value of securities previously granted, whose vesting period has not yet terminated. In addition, consideration shall be given to the financial benefit value to the office holder of the securities granted to him, as well as to the office holder’s undertaking to hold securities of the Company, the scope of the holding and the length of time he has undertaken to maintain the holding.

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8.5.	The vesting period of the equity grants shall be no shorter than 3 years (except in special cases, taking heed of the existing long-term equity compensation package at the time of the grant), while in each year a proportional part of the allocated securities shall vest, in order to secure an incentive for office holder to continue contributing to the Company and its long-term performance while retaining such office holders in the Company. Each vested share shall be exercisable during a period that shall be no less than a year.
8.6.	The financial value of the securities allocated as long-term equity compensation shall be calculated according to the valuation method used in preparing the Company’s financial statements, before depreciation due to pre-vesting abandonment, if such was used for the purpose of the financial statement, at the time of grant, divided by the number of vesting years.
8.7.	The Compensation Committee and the Board of Directors of the Company will prescribe the class of equity instruments to be granted to the office holders, their terms and the division between the equity instruments, in accordance with the provisions of this policy.
8.8.	If warrants are granted – the exercise price that shall be determined for them at each grant shall be no less than the average price of the Company’s share on the stock exchange during the 30 trading days preceding the date of the Board of Directors’ approval (or the commencement date of the office holder’s service, as shall be determined by the Board of Directors), unless it is determined that the share price volatility requires calculating an average for a longer period.
8.9.	At the time of granting equity compensation, no ceiling shall be set for the exercise value of the securities allocated as equity compensation, and this considering the solid character of the Company and the understanding that the long-term nature of the equity compensation can stand in contradiction to the idea of setting a ceiling.

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9.	Security Holding Requirement

The Company’s Board of Directors attaches importance to creating an identicality between the interests of the Company’s office holders and those of the shareholders of the Company. Accordingly, the Board of Directors will adopt binding guidelines according to which the Company’s office holders shall be obligated to hold Company shares during their employment with the Company, at least in such quantity as shall be determined by the Compensation Committee and the Company’s Board of Directors.

At the time of a grant (should it be decided to make a grant) of restricted share units that are not performance-based to an office holder (“the Grant Date”), the office holder shall be given a grant letter that will set out the actual grant, vesting and allotment dates and terms of the restricted share units in accordance with the provisions of the compensation policy. The restricted share units shall vest on the dates specified in the grant letter, subject to the provisions of section 8.5 above and, at each vesting date, the office holder shall actually be allotted the shares resulting from those restricted share units that had vested on that date (“the Allotment Date”).

In consideration for the grant of the restricted share units, the office holder shall undertake: (a) to hold all the restricted share units granted to him for the Minimum Holding Period (as defined below); (b) to purchase, on the Allotment Date (and/or to continue holding the Company shares that he owns, which, on the Allotment Date, are not subject to the Minimum Holding Period), Company shares in a quantity equal to 25% of the quantity of the shares underlying the restricted share units that were actually allotted to him on the Allotment Date, in the case of an allotment to the Company’s CEO, or in a quantity equal to 15% of the quantity of the shares underlying restricted share units actually allotted to him on the Allotment Date, in the case of an allotment to office holders that report to the CEO or to an Executive Director (“the Held Shares”); and (c) to hold the Held Shares for three years from the relevant Allotment Date.

In this section, the term “Minimum Holding Period” shall mean, in regard to every grant of restricted share units: (1) four years from the Grant Date in relation to a third of the restricted share units that were granted on the said Grant Date; (2) five years from the Grant Date in relation to a further third of the restricted share units that were granted on the said Grant Date; and (3) six years from the Grant Date in relation to the remaining third of the restricted share units that were granted on the said Grant Date. Notwithstanding the aforesaid, the Minimum Holding Period shall terminate at the time of the office holder terminating his employment with the Company.

The office holder’s undertaking to hold securities, as well as the scope of the holding and the length of time he has undertaken to retain the holding, shall be taken into consideration in determining the value of the securities to be allocated to him.

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10.	Term of the agreement and resignation conditions
10.1.	The term of the employment agreement shall not exceed three years (but may be renewed or extended with the approval of the competent organs), or shall be for an undefined term with possibility of termination on the part of the Company without cause upon notice of at least 6 months. The period of notice that an employee is required to give the employer shall not be less than three months.
10.2.	Termination by the Company “at will”, shall entitle the Company to grant the office holder the following rights, all or some, according to such office holder’s employment agreement:
(A)	Advance notice period not exceeding 6 months, during such period the office holder shall be entitled to all ancillary components including bonus;
(B)	Adaptation period not to exceed 6 months for the CEO and 4 months for other office holders, during which time the office holder shall be entitled to monthly salaries and social benefits;
(C)	Release of the severance pay moneys accumulated for such office holder in the severance pay fund (arrangement according to Section 14 of the Severance Pay Law according to any law in effect at the relevant date );
(D)	Acceleration of the vesting of all or some of the equity compensation components allocated to the office holder that have not yet vested.
10.3.	After conclusion of the office holder’s service, the Compensation Committee and the Board of Directors are entitled to discuss the possibility, and the employment agreement with the office holder may include a provision, according to which the Company shall grant a special bonus (that shall be added to the aforementioned amounts), considering the following factors: the employment period, the conditions thereof, performance of the Company during the employment period; contribution of the office holder to achieving the Company’s objectives and maximizing its profits; and the circumstances of termination. The amount of such special bonus shall not exceed the sum of 12 monthly salaries, according to the monthly salary of the office holder during the year his employment was terminated.

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10.4.	Change of control in the Company
10.4.1.	The office holder’s employment agreement may include a provision whereby in the event of dismissal of the office holder (not for cause) or resignation during a period of 12 months following an event of change of control in the Company, the office holder shall be entitled to accelerate vesting of all equity compensation components granted to him that have yet to vest as of the date of termination of his employment.
10.4.2.	In addition to the aforementioned, the Board of Directors shall be entitled, in the event of termination following a change of control event, to grant office holders special bonuses in the amount of up to 24 monthly salaries.
11.	Insurance, indemnity and liability exemption
11.1.	Application of D&O insurance, indemnity and liability exemption conditions for office holders shall be uniform for all office holders (directors and executive officers), other than in cases where all the legally required approvals have not been received in relation to a particular office holder (for example, a controlling shareholder who serves as an office holder), or where such approvals have been received with restrictive conditions, thereby permitting differences to be made between the Company’s office holders.
11.2.	Subject to any legal provisions, the Company’s policy is to grant an indemnity undertaking to all Company office holders upon entering their position, that the events which may be indemnified shall be examined once every two years, and that the maximum indemnity amount shall be 25% of the Company’s equity according to the Company’s latest financial statements published prior to the actual date of the indemnity payment.
11.3.	Subject to any legal provisions, the Company’s policy is to purchase D&O insurance (including D&O insurance in the event of a change in control (Run off)), at acceptable coverage limits considering the size of the Company, its market value, the nature of its activities and the fact that securities of the Company are traded on stock exchanges around the world. The run-off policy shall be for a period of up to 7 years from the date of non-renewal or cancellation of the directors and officers insurance policy in the Company (the “Effective Date”), with respect to claims that will be filed after the Effective Date for actions that were taken prior to the Effective Date, with a coverage amount (including the deduction amount) that shall not exceed the coverage limitations of the Directors and Officers Insurance policy, as shall be in effect at the time of purchasing the run-off, and the premium for the run-off policy shall not exceed 3 times the annual premium of the director and officers insurance policy in effect at the year of purchase.

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11.4.	Subject to any law, the Company will endeavor to grant a letter of exemption from liability to each office holder.
12.	Service conditions of directors

Service conditions of all directors who do not hold additional positions in the Company shall be identical, and shall comply with compensation conditions for external directors. The Company is entitled, according to any applicable law, to pay such compensation to directors who are controlling shareholders of the Company.

The Company’s directors shall be entitled to the refund of reasonable expenses incurred in connection with their service with the Company, including trip expenses, communications, and so forth.

In addition, it will be possible to allocate to the board members for each year of their service Restricted Share Units (not conditioned on performance), with a vesting period of two years as of the date of their allotment, while director whose office is terminated during the year of office or before the end of the vesting period of certain installment, then upon the termination of his office he will be entitled for the vesting of only to the proportionate part of such installment.

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Appendix B

STATEMENT OF A CANDIDATE TO SERVE AS AN INDEPENDENT DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”) and the Companies Regulations (Relief for
Public Companies Traded on a Stock Exchange Outside of Israel), 2000 (the “Relief Regulations”)

I, Douglas Sesler, US Passport No. 113179460, having agreed to be appointed and to serve as an Independent Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)(3) above and the period for the prohibition from serving as a director has not elapsed.

2 Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

B-1

5.	I have not served as a director of the Company for a period of over nine (9) consecutive years.[4]

6.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

7.	Pursuant to the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and the rules of the New York Stock Exchange, I am considered an independent director for the purpose of serving on the audit committee. Details and documents evidencing the above (to the extent relevant), are included in Exhibit A.

8.	My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

4 For the purpose of this section, if a candidate ceases to serve as a director for less than two (2) years, he/she will not be regarded as ceasing to hold office during that period.

B-2

9.	I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

10.	I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

11.	Without derogating from section 6 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)[5] of the Companies Law.

12.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

13.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

14.	Prior to my consent to serve as an Independent Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an Independent Director of the Company.

15.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an Independent Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

16.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

/s/ Douglas Sesler
Date	Signature

5 An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for this matter exempt, commitment for indemnification, indemnification or insurance shall not be regarded as “reward’’.

B-3

STATEMENT OF A CANDIDATE TO SERVE AS AN INDEPENDENT DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Zehavit Cohen, I.D No. 058344797, having agreed to be appointed and to serve as an Independent Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)(3) above and the period for the prohibition from serving as a director has not elapsed.

2 Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

B-4

5.	I have not served as a director of the Company for a period of over nine (9) consecutive years.[4]

6.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

7.	My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

8.	I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

9.	I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

10.	Without derogating from section 6 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)[5] of the Companies Law.

4 For the purpose of this section, if a candidate ceases to serve as a director for less than two (2) years ,he/she will not be  regarded as ceasing to hold office during that period.

5 An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for this matter exempt, commitment for indemnification, indemnification or insurance shall not be regarded as “reward”.

B-5

11.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

12.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

13.	Prior to my consent to serve as an Independent Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an Independent Director of the Company.

14.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an Independent Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

15.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

10-10-16	/s/ Zehavit Cohen
Date	Signature

B-6

STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law")

I, Rachel Lavine, I.D No. 022216329, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company's size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations"), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

(2)	conviction by a court outside of the state of israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)- (3) above and the period for the prohibition from serving as a director has not elapsed.

2 Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

B-7

5	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company's immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company's Board of Directors and my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

9/10/2016	/s/ Rachel Lavine
Date	Signature

B-8

STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Dori Segal, I.D No. 057493504, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)(3) above and the period for the prohibition from serving as a director has not elapsed.

2 Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

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5.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors and my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

/s/ Dori Segal
Date	Signature

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STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Chaim Katzman, I.D No. 030593859, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)(3) above and the period for the prohibition from serving as a director has not elapsed.

2 Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

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5.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors and my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

/s/ Chaim Katzman
Date	Signature

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STATEMENT OF A CANDIDATE TO SERVE AS A DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Michael Haim Ben Dor, I.D No. 010178416, having agreed to be appointed and to serve as a Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

(3)	conviction by verdict of court of first Instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offenses specified in sections (1)(3) above and the period for the prohibition from serving as a director has not elapsed.

2Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee Under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

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5.	I am aware that pursuant to Section 224B of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

6.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

7.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors and my classification as a director having Accounting and Financial Expertise relies, among other things, on this Statement,

8.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

28.9.16	/s/ Michael Haim Ben Dor
Date	Signature

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Appendix C

STATEMENT OF A CANDIDATE TO SERVE AS AN EXTERNAL DIRECTOR

Pursuant to the Companies Law, 1999 (the “Law”)

I, Prof. Yair Orgler, Israeli I.D No. 001210541, having agreed to be appointed and to serve as an External Director on the Board of Directors of Gazit-Globe Ltd. (the “Company”) hereby declare as follows:

1.	I have the ability to dedicate the required time for the performance of my duties as a director of the Company, given, among other things, the Company’s size and its specific needs.

2.	I possess the necessary skills to serve as director of the Company.

3.	For my classification as a director who possesses Accounting and Financial Expertise for the purpose of the Companies Regulations (Conditions and Criteria for a Director Who Possesses Accounting Expertise and a Director Who Possesses Professional Competence), 2005 (the “Expertise and Competence Regulations”), I hereby declare the following:

(a)	Information (including supporting documents) regarding my education, skills and experience (including companies in which I serve as a director) is attached hereto as Exhibit A.

(b)	Based on my education, skills and experience, I am highly proficient in and have an understanding of business and accounting matters and financial statements, which enables me to thoroughly understand the financial statements of the Company and to initiate discussion in connection with the manner of presentation of financial information.

4.	I am not restricted from serving as a director of the Company under any items set forth in Sections 226[1], 226A2 and 227[3] of the Law.

1 Section 226 of the Law provides that a candidate shall not be appointed as a director of a public company if he/she has been convicted in one of the manners specified below, unless five years (or a shorter period if so determined by the court) have elapsed from the date the conviction was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1)	conviction relating to offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offenses in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law-1997; and offenses under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and periodic reports) and 54 (fraud in securities) of the Israel Securities Law-1968 (the “Securities Law”);

(2)	conviction by a court outside of the State of Israel relating to an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information; or

(3)	conviction by verdict of court of first instance for any offense not specified in sections (1) or (2) above, if the court has ruled that due to its nature, severity or its circumstances the candidate is not fit to serve as a director of a public company, for the period determined by the court, which will not exceed five (5) years.

Under the Law, a candidate shall disclose whether he was convicted of one of the offences specified in sections (1)(3) above and the period for the prohibition from serving as a director has not elapsed.

2 Section 226A of the Law provides that a candidate shall not be appointed as a director of a particular public company if an administrative enforcement committee under the Securities Law has determined that he/she will be prohibited from serving as a director of that particular public company.

Under the Law, a candidate shall disclose whether an administrative enforcement committee has determined that he/she will be prohibited from serving as a director in any public company.

3 Section 227 of the Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent or was declared bankrupt and the bankruptcy was not discharged.

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5.	I am not a “Relative” (as defined below) of a party that controls the Company. At the time of this Statement and during the two years prior to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or an entity in which I am a controlling equity holder, has or had any “Affiliation” (as defined below), with a party that controls the Company, or with a Relative of such a controlling party or with an entity controlled by such controlling party excluding the Company or any entity controlled by the Company.

“Affiliate” means an employment relationship, business or professional relationship in general or control, and service as an officer.

“Relative” means a spouse, sibling, parent, grandparent, child or child, sibling or parent of a spouse or the spouse of any of the above.

6.	My other positions and activities do not and could not (i) result in the creation of a conflict of interest with my position as a director of the Company or (ii) adversely affect my ability to serve as a director of the Company.

7.	I do not serve as a director of any other company, any of whose external directors serve as a director of the Company.

8.	I am not an employee of Israel Securities Authority or of a stock exchange in Israel.

9.	Without derogating from section 5 to this Statement, neither myself nor any of my Relatives, partners, employers, a person to whom I am directly or indirectly subordinated or a corporate body in which I am a controlling member, has or had business or professional relations with a person of whom it is prohibited to have Affiliation in accordance with section 6 above, even if the relations are not in general, but excluding negligible relations with respect to which I did not receive remuneration contrary to section 244(b)[4] of the Companies Law.

4 An external director may not receive, other than the remuneration and reimbursement of expenses he is entitled from the Company, any compensation, directly or indirectly, for his services as a director in the Company; for this matter exempt, commitment for indemnification, indemnification or insurance shall not be regarded as “reward”.

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10.	I am aware that pursuant to Section 2248 of the Law this Statement shall be published as part of the Company’s immediate report regarding my appointment, shall be kept in the Company’s registered office and shall be available for review by any person.

11.	I hereby undertake to immediately notify the Company upon the occurrence of any change in the above statements during the term of my service as director of the Company.

12.	Prior to my consent to serve as an External Director of the Company, I have been advised by the Company as to the amounts of the annual and per-meeting remuneration that I will receive for my future service as an External Director of the Company.

13.	I am aware that the proposal of my nomination as director by the Company’s Board of Directors, my classification as an External Director and as a director having Accounting and Financial Expertise relies, among other things, on this Statement.

14.	I, the undersigned, hereby declare that this is my name and signature and that all of the above is true.

October 6, 2016	/s/ Yair Orgler
Date	Signature

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